SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 29 June 2016

BT Group plc

(Translation of registrant's name into English)

BT Group plc
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

29 June 2016
BT PROVIDES REVISED FINANCIAL INFORMATION
REFLECTING ORGANISATIONAL CHANGES

BT Group has today published revised financial information to reflect organisational changes that came into effect on 1 April 2016.

Previously, our six customer-facing lines of business were BT Global Services, BT Business, BT Consumer, EE, BT Wholesale and Openreach (EE Limited1 having been acquired by the group on 29 January 2016).  As announced on 1 February 2016, with effect from 1 April 2016, we've reorganised the group and our customer-facing lines of business are now: Global Services, Business and Public Sector, Consumer, EE, Wholesale and Ventures, and Openreach.

We've brought together EE's business division and parts of BT Global Services' UK corporate and public sector operations with BT Business, to form Business and Public Sector.  This move allows Global Services to sharpen its focus on serving multinational companies and major customers outside the UK.  And Business and Public Sector is better able to align its resources to improve customer service and delivery, adopting a more regional and forensic approach to serving the UK public sector.

Alongside these changes, EE's MVNO operations and a number of specialist ventures within the group (including Fleet, Redcare, Directories, Payphones, Tikit and Cables) have moved into Wholesale and Ventures.  This gives more visibility to the smaller but important enterprises while bringing together the group's wholesale businesses.  In addition, EE's technology team is now the mobile technology unit of our internal service unit, Technology, Service and Operations.

At the same time, we've taken steps to simplify our internal trading model, including moving to a cost-recovery model for certain intra-group revenues.  Neither the organisational or internal trading changes have any impact on the total group results.

We show the financial impact and restated financial information, prepared on a consistent basis, for the years ended 31 March 2016 and 31 March 2015 in Appendix 1.  We'll present our financial results and updated KPI document for the first quarter to 30 June 2016 (which we expect to announce on Thursday 28 July 2016) on this revised basis.

On our website (www.btplc.com) we'll also provide pro forma historical financial information by line of business under the new organisational structure, prepared as though EE had been part of the group from 1 April 2014. The pro forma historical financial information shows EE's historical results adjusted to reflect BT's accounting policies.  In the consolidated group total, we've eliminated historical transactions between BT and EE as though they had been intercompany transactions.  We have not made any adjustments to reflect the allocation of the purchase price for EE.  All deal and acquisition-related costs have been treated as specific items and therefore don't impact the pro forma.

1
EE Limited is a wholly-owned subsidiary of BT plc

Enquiries

Press office:
Ross Cook                                                       Tel: 020 7356 5369
Investor relations:
Carl Murdock-Smith                                        Tel: 020 7356 4909

About BT

BT's purpose is to use the power of communications to make a better world. It is one of the world's leading providers of communications services and solutions, serving customers in 180 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband, TV and internet products and services; and converged fixed-mobile products and services.  BT consists of six customer-facing lines of business:  Global Services, Business and Public Sector, Consumer, EE, Wholesale and Ventures, and Openreach.

For the year ended 31 March 2016, BT Group's reported revenue was £19,042m with reported profit before taxation of £3,029m.
British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

Appendix 1 - impact of restatements for the year ended 31 March 20161,2
£m	As previously reported - 2015/16					Adjustments					Restated - 2015/16
	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY
Global Services
Revenue	1,543	1,559	1,675	1,753	6,530	(347)	(347)	(368)	(365)	(1,427)	1,196	1,212	1,307	1,388	5,103
EBITDA	190	216	276	366	1,048	(97)	(103)	(114)	(133)	(447)	93	113	162	233	601
Capital expenditure3	86	107	103	119	415	(5)	(10)	(7)	(10)	(32)	81	97	96	109	383
Business and Public Sector
Revenue	749	781	779	821	3,130	241	245	256	422	1,164	990	1,026	1,035	1,243	4,294
EBITDA	240	261	268	307	1,076	57	60	73	148	338	297	321	341	455	1,414
Capital expenditure3	35	37	35	31	138	(5)	1	3	16	15	30	38	38	47	153
Consumer
Revenue	1,074	1,127	1,205	1,192	4,598	2	2	3	3	10	1,076	1,129	1,208	1,195	4,608
EBITDA	254	202	270	311	1,037	4	3	4	7	18	258	205	274	318	1,055
Capital expenditure3	52	56	46	52	206	-	-	-	1	1	52	56	46	53	207
EE
Revenue	-	-	-	1,055	1,055	-	-	-	(214)	(214)	-	-	-	841	841
EBITDA	-	-	-	261	261	-	-	-	(88)	(88)	-	-	-	173	173
Capital expenditure3	-	-	-	111	111	-	-	-	(15)	(15)	-	-	-	96	96
Wholesale and Ventures
Revenue	530	520	527	509	2,086	48	55	51	34	188	578	575	578	543	2,274
EBITDA	140	127	135	140	542	45	48	47	73	213	185	175	182	213	755
Capital expenditure3	44	46	41	46	177	12	7	4	9	32	56	53	45	55	209
Openreach
Revenue	1,249	1,267	1,294	1,290	5,100	-	-	-	-	-	1,249	1,267	1,294	1,290	5,100
EBITDA	639	648	677	700	2,664	(1)	(2)	-	(2)	(5)	638	646	677	698	2,659
Capital expenditure3	402	348	321	376	1,447	-	-	-	-	-	402	348	321	376	1,447
Other
Revenue	16	19	21	17	73	(13)	(19)	(17)	(13)	(62)	3	-	4	4	11
EBITDA	(14)	(12)	(13)	(9)	(48)	(8)	(6)	(10)	(5)	(29)	(22)	(18)	(23)	(14)	(77)
Capital expenditure3	39	35	41	41	156	(2)	2	-	(1)	(1)	37	37	41	40	155
Intra-group items
Revenue	(883)	(892)	(907)	(981)	(3,663)	69	64	75	133	341	(814)	(828)	(832)	(848)	(3,322)
TOTAL
Revenue	4,278	4,381	4,594	5,656	18,909	-	-	-	-	-	4,278	4,381	4,594	5,656	18,909
EBITDA	1,449	1,442	1,613	2,076	6,580	-	-	-	-	-	1,449	1,442	1,613	2,076	6,580
Capital expenditure3	658	629	587	776	2,650	-	-	-	-	-	658	629	587	776	2,650

1Before specific items
2EE reflects results for the period from acquisition on 29 January to 31 March 2016
3Before purchases of telecommunications licences

Appendix 1 - impact of restatements for the year ended 31 March 20151,2
£m	As previously reported - 2014/15					Adjustments					Restated - 2014/15
	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY
Global Services
Revenue	1,647	1,649	1,694	1,789	6,779	(394)	(376)	(369)	(411)	(1,550)	1,253	1,273	1,325	1,378	5,229
EBITDA	213	226	261	347	1,047	(135)	(116)	(118)	(135)	(504)	78	110	143	212	543
Capital expenditure3	106	116	121	125	468	(9)	(18)	(15)	(12)	(54)	97	98	106	113	414
Business and Public Sector
Revenue	762	789	789	805	3,145	291	260	258	293	1,102	1,053	1,049	1,047	1,098	4,247
EBITDA	240	258	266	277	1,041	103	73	76	87	339	343	331	342	364	1,380
Capital expenditure3	24	32	42	89	187	6	13	(1)	(45)	(27)	30	45	41	44	160
Consumer
Revenue	1,046	1,056	1,083	1,100	4,285	2	1	3	2	8	1,048	1,057	1,086	1,102	4,293
EBITDA	238	225	251	317	1,031	3	3	4	3	13	241	228	255	320	1,044
Capital expenditure3	39	52	47	69	207	-	-	-	-	-	39	52	47	69	207
EE
Revenue	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
EBITDA	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Capital expenditure3	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Wholesale and Ventures
Revenue	525	529	532	571	2,157	48	50	50	56	204	573	579	582	627	2,361
EBITDA	126	125	136	174	561	35	47	50	53	185	161	172	186	227	746
Capital expenditure3	53	53	49	55	210	3	5	18	58	84	56	58	67	113	294
Openreach
Revenue	1,245	1,245	1,255	1,266	5,011	-	-	-	-	-	1,245	1,245	1,255	1,266	5,011
EBITDA	624	627	651	698	2,600	-	(2)	-	(1)	(3)	624	625	651	697	2,597
Capital expenditure3	258	246	300	278	1,082	-	-	-	-	-	258	246	300	278	1,082
Other
Revenue	19	16	20	18	73	(14)	(13)	(15)	(16)	(58)	5	3	5	2	15
EBITDA	(6)	(11)	2	6	(9)	(6)	(5)	(12)	(7)	(30)	(12)	(16)	(10)	(1)	(39)
Capital expenditure3	36	34	40	62	172	-	-	(2)	(1)	(3)	36	34	38	61	169
Intra-group items
Revenue	(890)	(901)	(898)	(910)	(3,599)	67	78	73	76	294	(823)	(823)	(825)	(834)	(3,305)
TOTAL															-
Revenue	4,354	4,383	4,475	4,639	17,851	-	-	-	-	-	4,354	4,383	4,475	4,639	17,851
EBITDA	1,435	1,450	1,567	1,819	6,271	-	-	-	-	-	1,435	1,450	1,567	1,819	6,271
Capital expenditure3	516	533	599	678	2,326	-	-	-	-	-	516	533	599	678	2,326

1Before specific items
2EE reflects results for the period from acquisition on 29 January to 31 March 2016
3Before purchases of telecommunications licences

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.

Date 29 June 2016